02037560

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING
RECEIVED
MAY 24 2002
WASH. D.C. 155 SECTION

PE
5-1-02

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On May 22, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ____________________
Hanan Ziboshitz
Chief Financial Officer

Dated: May 22, 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

__IMMEDIATE RELEASE__

ELBIT VISION SYSTEMS LTD. ("EVS") ANNOUNCES

Yoqneam, Israel, May 22, 2002

"Mr. Nir Alon the Chairman of the Board of Directors, and Mr. Ofer Yuval President and CEO of EVS, announced today that Mr.Ofer Yuval is leaving EVS.

Mr. Yuval's departure will take effect on June 1, 2002.

Mr. Alon, Chairman of the Board, stated: "We would like to thank Ofer Yuval for his significant contributions to the Company. Most notably the dramatic change in EVS losses, a change which was achieved by increasing revenues and greater efficiency. Mr. Yuval led the effort to build a stonger market presence in new markets for EVS, mainly in the in the Far East.
These and other significant achievments will serve us well into the future".

"It has been my privilege to serve EVS," Mr.Yuval said. "Now it is time for me to persue other opportunities. We have made progress in many key strategic areas. EVS is well positioned as a leader in its field, and benefits from world-wide customer satisfaction. EVS also made progress in developing its Far-Eastern markets, which now make a real contibution to our revenues. EVS continues to develop its technology and products to further enhance and strengthen its market position.

"I'm proud of the EVS staff that helped achieve the significant results during my time with the Company. I wish to thank the Board of Directors for their trust and support. and Mr. Alon the Chairman, who made an invaluable contribution to the Company"

EVS Board of Directors has resolved to nominate Mr. Nir Alon, the Chairman of the Board of Directors to replace Mr. Yuval. Mr. Alon who is the major share holder of EVS will serve as a Chairman of the Board and Chief Executive Officer.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Hanan Eiboshitz –VP Finance and CFO, Elbit Vision Systems Ltd, eiboshitz@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings

ELBIT VISION SYSTEMS LTD.

STATEMENTS OF OPERATIONS
(thousands, except per share data)

	For the three months ended March 31, (Unaudited)	
	2002 U.S. $	2001 U.S. $
NET SALES	1,940	2,013
COST OF SALES	1,265	1,700
GROSS PROFIT (LOSS)	675	313
R&D EXPENSES, NET	366	407
M&S EXPENSES	391	372
G&A EXPENSES	212	202
OPERATING INCOME (LOSS)	(294)	(667)
FINANCE INCOME (EXPENSES), NET	7	23
OTHER EXPENSE (INCOME)	1	(5)
NET INCOME (LOSS) BEFORE TAXES	(288)	(640)
INCOME TAXES	(1)	3
NET INCOME (LOSS) from continuing operations	(287)	(643)
NET INCOME(LOSS) PER SHARE	(0.03)	(0.07)
Weighted average number of shares	10,166	8,750

ELBIT VISION SYSTEMS LTD.

CONDENSED BALANCE SHEETS
(thousands)

	March 31, 2002 (Unaudited) U.S.$	December 31, 2001 (Audited) U.S.$
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	1,582	1,614
Marketable Securities	796	812
Trade Receivable, net	788	1,168
Other Receivables	150	251
Inventories net of advances	3,166	3,284
TOTAL CURRENT ASSETS	**6,482**	**7,129**
LONG-TERM RECEIVABLES	601	598
FIXED ASSETS, NET	682	745
TOTAL ASSETS	**7,764**	**8,472**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-Term debt	26	--
Related party	329	276
Trade Payables	161	273
Accrued Expenses and Other	2,974	3,017
Customer Deposits	738	1,050
TOTAL CURRENT LIABILITIES	**4,228**	**4,616**
TOTAL LONG-TERM LIABILITIES	714	746
TOTAL SHAREHOLDERS' EQUITY	2,822	3,110
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**7,764**	**8,472**